JCDecaux

RECEIVED
MAR 15 2007
WASH. D.C. 186 SECTION PROCESSING

082-34631

07021857

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, March 1st, 2007

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Communication Extérieure

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Uruguay

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated February 2, 2007 regarding Contract for bicycles and street furniture in Paris : JCDecaux confirms its commitments ;
- A press release dated February 14, 2007 in relation to CBS/Decaux winning city of Glendale street furniture contract ;
- A press release dated February 19, 2007 in relation to JCDecaux confirming contract sign with BT Payphones.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department
Enc.

dlw 3/19

Contract for bicycles and street furniture in Paris: JCDecaux confirms its commitments

Communication Extérieure

Paris, 2 February 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, as well as world number one in self service bicycles, has confirmed that its subsidiary SOMUPI (a subsidiary held 66% by JCDecaux and 34% by Médias et Régies Europe – Publicis Group) has taken all possible steps to ensure that it can deliver the proposed bicycles and stations on the dates announced.

Its schedule has employed realistic criteria in terms of the manufacture and installation of furniture and bicycles from the viewpoint of its successful experiences in France and abroad. For the electrical connections, its planning is based on the demonstrated capacities of EDF, one of the leaders in European energy, during recent operations to install street furniture, notably in Paris.

All the SOMUPI/JCDecaux teams dedicated to this project have been fully mobilised to ensure, as JCDecaux systematically does for each of the contracts it wins, that the best possible service is provided both to the City of Paris and to bicycle users within the given deadlines.

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

CBS/Decaux wins city of Glendale street furniture contract

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, 14 February 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, announced today that CBS/Decaux (a 50/50 joint venture between CBS Outdoor and JCDecaux North America) has been awarded an exclusive 10-year contract with two five-year extensions to develop and maintain street furniture for the City of Glendale, California. Located in a prominent part of the Los Angeles market, Glendale is a strong vibrant city with a corporate business center and active commercial districts. It has a very successful development program that will provide advertisers with access to quality demographic customers in an area of the market where outdoor inventory is extremely limited.

In early 2007, CBS/Decaux will commence the installation of the new bus shelters and other street elements incorporating a minimum of 140 advertising panels. The quality furniture will be located around high profile locations in Glendale, including busy thruways like Brand, Broadway and Colorado Boulevards.

"The Glendale contract is a new expansion for the CBS/Decaux joint venture," **said Jean-Francois Decaux, Co-Chief Executive Officer of JCDecaux**. "After winning West Hollywood and Los Angeles, the additional inventory in Glendale will reinforce CBS/Decaux's dominance in the largest outdoor advertising market in the United-States."

"This win demonstrates the power and ability of our partnership to offer clients the most in-depth coverage and penetration in not just Los Angeles but in many big city markets," said Larry Levine, President of Displays, CBS Outdoor.

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

CBS Outdoor:

CBS Outdoor is the largest out-of-home media company in North America, and has a major presence across Europe in the United Kingdom, Ireland, France, Italy, the Netherlands and Spain, as well as in China. With both traditional outdoor and transit properties, the division gives advertisers both breadth of coverage across vast geographies and depth of coverage, providing multiple media opportunities in key markets.

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

JCDecaux confirms contract signing with BT Payphones

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, 19 February 2007 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, confirmed today that JCDecaux has signed a 5-year contract (with a 5-year extension provision) with BT Payphones in the UK.

Under the contract, which was previously held by Clear Channel, JCDecaux will market the advertising space on up to 50,000 of BT's public payphones in England, Wales and Scotland under the brand name StreetTalk. The new revenue from these faces will be reported within JCDecaux UK's Billboard Division.

Jeremy Male, CEO of JCDecaux in the UK and Northern Europe, said: *"StreetTalk is a product that offers clients urban penetration and is an integral part of the cityscape, delivering huge reach among younger audiences with a presence in all key city centres."*

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - RCS: 307 570 747 Nanterre - FR 44307570747

END